UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 27, 2012

Commission File Number: 001-33800

Tiger Media, Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Room 902 and 903, 500 Weihai Road, Jing An District, Shanghai, China 200041
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Tiger Media, Inc., formerly known as SearchMedia Holdings Limited,
Announces Results of Offer to Exercise Warrants at a Reduced Price

Shanghai, China, December 27, 2012  — Tiger Media, Inc., formerly known as
SearchMedia Holdings Limited, (“Tiger Media” or the “Company”) (NYSE MKT: IDI,
IDI.WS), one of China's leading nationwide multi-platform media companies, today announced the results of the offer to exercise warrants at a reduced exercise price, which the Company provided to its holders of Public Warrants, Insider
Warrants, and Underwriter Warrants (collectively, the "Warrants").  The opportunity to exercise up to one-third of a holder's outstanding Warrants at a reduced exercise price expired at 5:00 p.m. Eastern Time on December 26, 2012.
The Company raised a total of $2.1 million from proceeds received as a result of the exercise of Warrants to purchase 1,709,749 of the Company's ordinary shares.
In addition, pursuant to the terms of the offer, at the expiration date of the
Warrants, which is February 19, 2013, 3,219,596 Warrants held by participating holders, representing two times the number of Warrants exercised by such holders, will have their expiration date extended until December 26, 2013 and the exercise price of such Warrants will be reduced to $2.50, with respect to the Public and Insider Warrants.  Furthermore, an additional 186,000 warrants were submitted via Notice of Guaranteed Delivery. There were no Underwriter
Warrants exercised. Warrants not exercised or extended will expire on February
19, 2013.

About Tiger Media, Inc.
Tiger Media, Inc., formerly known as SearchMedia Holdings Limited, is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China.
Tiger Media operates a network of high-impact billboards and one of China's largest networks of in-elevator advertisement panels in 50 cities throughout
China. Tiger Media's core outdoor billboard and in-elevator platforms are complemented by its transit advertising platform, which together enable it to provide multi-platform, "one-stop shop" services for its local, national and international advertising clients. Learn more at www.searchmediaholdings.com.

For more information, please contact:
Paul Conway, 011 86 139 1884 4646
ir@searchmediaholdings.com

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-176634.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tiger Media, Inc.

Date: December 28, 2012	By:	Peter W. H. Tan
	Name:	Peter W. H. Tan
	Title:	Chief Executive Officer